WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue
New York, New York 10019

November 23, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Mr. Kevin Woody
Branch Chief
Re:	Fairfield Futures Fund L.P. II

(f/k/a Citigroup Fairfield Futures Fund L.P. II)(the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008 filed on March 31, 2009

Form 10-Q for the quarter ended March 31, 2009 filed on May 15, 2009

Form 10-Q for the quarter ended June 30, 2009 filed on August 14, 2009

File No. 000-51282_________________________________________________

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC), the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated September 17, 2009 (the “Letter”) to Mr. Jerry Pascucci, President and Director of the General Partner, to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 that was filed with the Commission on March 31, 2009 (the “2008 Form 10-K”) and the Partnership’s Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 that were filed with the Commission on May 15, 2009 and August 14, 2009, respectively. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response. Page numbers refer to page numbers in the 2008 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

1.

Please provide us with more details about the trading activities and focus of your advisor as this information appears to be important in understanding your operations. Please tell us whether your trading system is discretionary or systematic and whether there have been any

Mr. Kevin Woody

November 23, 2009

changes in your trading system over the past year. Confirm that you will provide similar disclosure in your future filings.

As explained on page 1 of the 2008 Form 10-K, Graham Capital Management L.P. (“Graham”), on behalf of the Partnership, engages in trading of futures, forwards, swaps and options contracts on commodities primarily on United States commodity exchanges and foreign commodity exchanges. Graham is the Partnership’s sole trading advisor. Graham trades the Partnership’s assets indirectly, in accordance with its K4D-12.5 Program, through a managed account in the name of CMF Graham Capital Master Fund L.P. The General Partner maintains ultimate control over the assets in the managed account.

The K4D-12.5 Program is similar to Graham’s Multi-Trend Program at 125% Leverage (the “Multi-Trend Program”), which Graham traded on behalf of the Partnership from June 1, 2006 to December 31, 2008, insofar as the K4D-12.5 Program consolidates the trading programs that previously comprised the Multi-Trend Program. Pursuant to the management agreement with Graham, Graham is permitted to alter the weighting of the individual programs and/or add or remove certain programs within the overall K4D-12.5 strategy. As of the date of this letter, the K4D-12.5 Program consists of the Global Diversified Program and the K4 Program.

For a detailed description of the trading activities and focus of Graham, please see the Overview section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 19 to 20 of the 2008 Form 10-K. In order to avoid repeating information contained elsewhere in the Form 10-K, the General Partner has determined to provide, as appropriate, a cross-reference in the Business section to the pages on which the description of the trading activities and focus of Graham is disclosed.

The trading strategy employed by Graham is based on systematic (a/k/a technical) analysis. The General Partner has determined to clarify this disclosure in future filings, as appropriate.

Pursuant to the management agreement with Graham, Graham is permitted to make non-material changes to its trading programs without seeking the approval of the General Partner. Graham, however, is required to notify the General Partner of any material change in the trading system or methodology prior to implementing such change with respect to the Partnership. The General Partner is not aware of any material changes to the trading program over the past year that have not already been disclosed to investors. To the extent that there are any material changes to the trading strategy of Graham, the General Partner has determined to include disclosure of such changes in future filings as appropriate.

2.

Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. We note that your MD&A disclosure includes the allocation to each trading advisor, but the overall mix of assets in your portfolio is not clear. Confirm that you will include similar disclosure in future filings.

As explained above in response to Staff comment number one, Graham is the Partnership’s sole trading advisor. The assets of the Partnership are not traded by any other trading advisor. The approximate average allocation by commodity market sector of total Partnership assets for the period

Mr. Kevin Woody

November 23, 2009

January 1, 2008 through December 31, 2008 is represented in the chart attached as Appendix A. The General Partner has determined to include similar disclosure in future filings as appropriate.

3.

We note that CGM pays you interest on 80% of your average daily equity maintained in cash in its accounts during each month. Please tell us why the interest is not paid on the full 100% cash amount held in accounts.

Futures commission merchants, like broker-dealers, are not required to pay interest on brokerage accounts. Nevertheless, as noted on page 2 of the 2008 Form 10-K, Citigroup Global Markets Inc. (“CGM”) pays the Partnership interest on 80% of the average daily equity maintained in cash in its account during each month pursuant to the customer agreement between the Partnership and CGM. The terms of this agreement were negotiated by the parties prior to the commencement of trading operations. As noted on page 2 of the 2008 Form 10-K, the customer agreement may be terminated upon notice by either party.

Regulatory Matters, page 4

4.

In future filings, please expand your disclosure to describe in greater detail the regulatory provisions applicable to your business. Please discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Also discuss any imposed position limits by the exchanges that are separate from the CFTC. In addition, please include any related risk factors in the risk factors section. Please tell us how you intend to comply.

The activities of the Partnership and the General Partner are affected by a number of statutes, rules and regulations, including, but not limited to, those discussed below.

As disclosed on page 1 of the 2008 Form 10-K, the Partnership offers limited partnership interests in the Partnership (“Units”) pursuant to a private offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. The Partnership is also registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

The business of the Partnership is affected by the Commodity Exchange Act (the “CEA”). The CEA does not regulate the Partnership itself, except to the extent that the CEA would regulate the activities of any trader in the commodity futures markets. Instead, the CEA regulates the activities of the General Partner as the commodity pool operator of the Partnership. The General Partner is registered with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator. The CEA requires a registered commodity pool operator, such as the General Partner, to comply with various disclosure, recordkeeping and reporting requirements with respect to the commodity pools it operates. Generally, the General Partner may not solicit funds for a pool, such as the Partnership, without first delivering to the prospective investor an offering document that contains the disclosures enumerated in CFTC Rule 4.24 and that has been reviewed by the National Futures Association. The General Partner must maintain copies of various documents prepared in connection with the pool and must deliver to investors an annual report certified by an independent public accountant as well as monthly statements of the pool’s performance. Pursuant to CFTC Rule 4.22(h), each such annual report and monthly statement must contain an oath or affirmation made by a

Mr. Kevin Woody

November 23, 2009

representative duly authorized to bind the General Partner that, to the best of the knowledge and belief of the individual making the oath or affirmation, the information contained in the document is accurate and complete. In future filings, the General Partner has determined to include disclosure with respect to the regulatory provisions applicable to the Partnership and the General Partner as necessary.

The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short position that any person or group of persons acting together, may hold or control in particular commodities. The position limits established by the CFTC apply to grains, soybeans and cotton. For all other commodity contracts, including energy commodities, in accordance with the CEA, U.S. exchanges have established position limits or position accountability levels. The CFTC has adopted rules with respect to the treatment of positions held by a commodity pool, such as the Partnership, for purposes of determining compliance with speculative position limits. Generally, CFTC rules require that positions held by all accounts owned or controlled by a trading advisor to the Partnership and its principals be aggregated with the positions of the Partnership established by the trading advisor for purposes of calculating the trading advisor’s compliance with the limits. Depending upon the number and types of futures contracts managed in both the Partnership’s account and the other accounts controlled directly or indirectly by the trading advisor to the Partnership, position limits may limit the ability of the trading advisor to establish particular positions in certain commodities for the Partnership or may require the liquidation of positions. If new regulations were to further limit the number of positions in a particular commodity that could be controlled by a trading advisor, such regulations could negatively impact the operations and profitability of the Partnership.

The General Partner has determined to include in future filings, as appropriate, a risk factor similar to the following risk factor pertaining to the risk that position limits could impact the operations and profitability of the Partnership.

Speculative position and trading limits may reduce profitability. The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short positions which any person may hold or control in particular futures and options on futures. The trading instructions of the advisor may have to be modified, and positions held by the Partnership may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Partnership by increasing transaction costs to liquidate positions and foregoing potential profits.

A similar risk factor is included in the document delivered to prospective investors prior to their admission to the Partnership.

Item 1A. Risk Factors, page 3

5.

We note your disclosure that pending legislation could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in future filings.

Mr. Kevin Woody

November 23, 2009

The General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal since to do so would be largely speculative. The following table sets forth certain of the legislation proposed in the 2009 legislative Congressional session and by other governmental agencies, which, if enacted, could impact the Partnership’s trading strategy.

PROPOSED LEGISLATION
S. 221	A bill to amend the CEA to require energy commodities to be traded only on regulated markets, and for other purposes	1/13/09
S. 272 H.R. 977	Derivatives Markets Transparency & Accountability Act of 2009	1/15/09 2/11/09
S. 298	Financial Markets Commission Act of 2009	1/22/09
H.R. 768	Commission on Financial Crisis Accountability Act of 2009	1/28/09
H.R. 711	Hedge Fund Adviser Registration Act of 2009	1/27/09
S. 344	Hedge Fund Transparency Act	1/29/09
H.R. 885 S. 1354	Improved Financial Commodity Markets Oversight and Accountability Act	2/4/09 6/25/09
S. 447	Prevent Excessive Speculation Act	2/13/09
H.R. 1068	Let Wall Street Pay for Wall Street’s Bailout Act of 2009	2/13/09
S. 664 H.R. 1754	Financial System Stabilization and Reform Act of 2009	3/23/09 3/26/09
S. 672	Natural Gas and Electricity Review and Enforcement Act	3/24/09
H.R. 1748	Fight Fraud Act of 2009	3/26/09
S. 807	SMART Energy Act	4/02/09
H.R. 1880	National Insurance Consumer Protection Act	4/02/09
H.R. 2448	Prevent Unfair Manipulation of Prices Act of 2009	5/14/09
S. 961	Authorizing the Regulation of Swaps Act	5/4/09
S. 1225 H.R. 2869	Energy Market Manipulation Prevention Act	6/10/09 6/15/09
S. 1276	Private Fund Transparency Act of 2009	6/16/09
H.R. 3145	Credit Default Swap Prohibition Act of 2009	7/9/09
Treas. Reg.	Over-the-Counter Derivatives Markets Act	8/11/09
	Discussion Draft submitted by Collin Peterson, Chairman, House Agriculture Committee	10/9/09
H.R. 3795	To enact the Over-the-Counter Derivatives Markets Act of 2009	10/13/09
Financial Stability Improvement Act of 2009
	Discussion Draft submitted by Barney Frank, Chairman, House Financial Services Committee	10/27/09
Restoring American Financial Stability Act of 2009
	Discussion Draft submitted by Christopher Dodd, Chairman, Senate Banking Committee	11/10/09

The General Partner is monitoring the status of these and other proposals. To the extent that any of the proposals impact speculative position limits, Graham has represented to the Partnership in

Mr. Kevin Woody

November 23, 2009

its management agreement that if its trading recommendations are altered because of the application of position limits, it will not modify its trading instructions with respect to the Partnership’s or the master fund’s managed accounts in such a manner as to affect the Partnership substantially disproportionately as compared with other accounts advised by Graham.

As an example of the uncertainty surrounding legislative proposals, the Energy Markets Emergency Act of 2008, proposed in June 2008, passed the House with bipartisan support but failed to emerge from committee in the Senate and expired at the end of the legislative session. This proposal also exemplifies the difficulty of forecasting the likely impact of certain legislative proposals. In sum, the proposal directed the CFTC to “utilize all its authority, including its emergency powers, to curb immediately the role of excessive speculation in any contract market within the jurisdiction and control of the [CFTC], on or through which energy futures or swaps are traded, and to eliminate excessive speculation, price distortion, sudden or unreasonable fluctuations or unwarranted changes in prices, or other unlawful activity that is causing major market disturbances that prevent the market from accurately reflecting the forces of supply and demand for energy commodities.”1

The General Partner has determined to include in future filings, as appropriate, a revised risk factor similar to the following risk factor pertaining to the risk that regulatory developments could impact the operations and profitability of the Partnership.

Regulatory changes could restrict the Partnership’s operations. Regulatory changes could adversely affect the Partnership by restricting its markets or activities, limiting its trading and/or increasing the taxes to which investors are subject. The General Partner is not aware of any definitive regulatory developments that might adversely affect the Partnership; however, since June 2008, several bills have been proposed in the U.S. Congress in response to record energy and agricultural prices and the financial crisis. Some of the pending legislation, if enacted, could impact the manner in which swap contracts are traded and/or settled and limit trading by speculators (such as the Partnership) in futures and over-the-counter markets. Certain of the proposals would authorize the CFTC and the Commission to regulate swap transactions. Other potentially adverse regulatory initiatives could develop suddenly and without notice.

The expanded disclosure more closely tracks the disclosure in the document delivered to prospective investors prior to their admission to the Partnership. The General Partner will continue to monitor legislative developments and believes that its approach is appropriate given the wide variety of consequences that could stem from enactment of any particular proposal and the difficulty of assessing which proposals are likely to be enacted.

For the foregoing reasons, therefore, the General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal.

_________________________

[1]	H.R. 6377 110th Cong. (2nd Sess. 2008); S. 3205 110th Cong. (2nd Sess. 2008).

Mr. Kevin Woody

November 23, 2009

The General Partner notes that none of the recent regulatory developments pertaining to long-only exchange-traded commodity pools has had any impact on the Partnership’s trading strategy. The CFTC recently revoked exemptions from certain agricultural position limits that were granted to a commodity pool with an index strategy. The Partnership is neither long-only nor exchange-traded and does not operate under any such exemptions.

Item 6. Selected Financial Data, page 19

6.	Please tell us net asset value on a per unit basis as of the end of each period presented. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 22 of the 2008 Form 10-K, the net asset value per unit as of each of December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 was $1,076.21, $878.90, $793.52 and $798.03, respectively. The net asset value per unit for the period from March 15, 2004 (commencement of trading operations) to December 31, 2004 was $907.65. The General Partner has determined to include in the Selected Financial Data table of future filings, as appropriate, the net asset value per unit as of the end of each period presented.

Item 7. Management’s Discussion and Analysis of Financial Condition..., page 19

Overview, page 19

7.

We note that your assets are contributed to the Master and then utilized for trading by Graham. Please tell us, if known, the sector allocation of assets by percentage among the different Graham programs as of the end of the last fiscal year. Tell us what consideration you have given to including this information in your filing.

The General Partner believes that the disclosure of the allocation by commodity market sector of total partnership assets suffices to apprise an investor of the information necessary to make an informed investment decision. As noted above in response to Staff comment number two, the approximate average allocation by commodity market sector of total Partnership assets for the period January 1, 2008 through December 31, 2008 is represented in the chart attached as Appendix A. The General Partner has determined to include similar disclosure in future filings as appropriate. The General Partner respectfully declines to disclose the sector allocation for the constituent programs that comprise the K4D-12.5 Program since, as explained above in response to Staff comment number one, Graham has the right, pursuant to its management agreement, to alter the weighting of the individual programs and/or add or remove certain programs within the overall K4D-12.5 Program. The fluid composition of the K4D-12.5 Program presents the risk that soon after publication to investors of disclosure specific to the constituent investment programs, such disclosure may thereafter become misleading should Graham exercise its right to alter the weighting or composition of the constituent programs. Given this risk, the General Partner respectfully declines to provide the requested disclosure in future filings.

Liquidity, page 20

8.

Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

Mr. Kevin Woody

November 23, 2009

The Partnership has never been subject to a margin call. The General Partner does not expect the Partnership to be subject to margin calls in the future based on current margin requirements and the amount of cash held by the Partnership directly and through the master fund.

In the context of commodity futures trading, “margin” refers to the good faith deposit required for a customer to maintain its futures contract positions. An amount equal to the required margin must at all times be on deposit with the customer’s commodity broker. A margin call is issued when a customer’s amount on deposit is less than the margin requirement. Commodity pools, such as the Partnership (and the master fund), often have on deposit with their commodity broker amounts far in excess of their required margin.

As noted on page 3 of the 2008 Form 10-K, substantially all of the Partnership’s assets are deposited in segregated accounts at the Partnership’s and the master fund’s commodity broker. The amount of cash on deposit in such accounts has, since inception, far exceeded the margin required to maintain the Partnership’s (and the master fund’s) futures contract positions. From January 1, 2008 through December 31, 2008, the Partnership’s average margin to equity ratio (i.e., the percentage of assets on deposit required for margin) was approximately 14.6%. The foregoing margin to equity ratio takes into account cash held in the Partnership’s name, as well as the allocable value of the positions and cash held on behalf of the Partnership in the name of the master fund (the “Margin to Equity Ratio”).

The General Partner has determined to disclose the Partnership’s average Margin to Equity Ratio in future filings as appropriate. In the unlikely event that margin requirements exceed the amounts on deposit and the Partnership or the master fund receives a margin call, the General Partner will disclose the amount of such margin call in future filings as appropriate.

Capital Resources, page 22

9.

Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Limited partners are permitted to redeem Units on a monthly basis. Generally, the Partnership uses its cash holdings to fund redemptions. The Partnership has, to date, always had sufficient cash available to fund redemptions. The General Partner expects to continue to have sufficient cash available to fund redemptions. As explained above in response to Staff comment number eight, only a portion of the Partnership’s (and the master fund’s) assets deposited in segregated brokerage accounts at the commodity broker is required for margin.

If the Partnership’s assets are reduced due to redemptions or otherwise, Graham may decide to liquidate positions in accordance with its strategy. Absent extraordinary circumstances, the General Partner would not interfere with Graham’s decision as to which positions to liquidate.

For the foregoing reasons, the General Partner believes that its disclosure concerning redemptions is sufficient. As indicated above, however, in response to Staff comment number eight, the General Partner has determined to disclose the Margin to Equity Ratio in future filings as appropriate.

Mr. Kevin Woody

November 23, 2009

Results of Operations, page 22

10.	Please provide us with a discussion of the fees accrued and paid during the disclosed periods. Similar disclosure should be provided in future filings.

As disclosed on page F-7 of the 2008 Form 10-K, the Partnership is subject to the following fees: brokerage commissions, management fees, administrative fees, professional fees and other expenses. The General Partner has determined to disclose in future filings, as appropriate, a description of the fees to which the Partnership is subject similar to the description attached as Appendix B.

11.	To the extent that changes in net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income.

As disclosed on page 19 of the 2008 Form 10-K, interest income for the year ended December 31, 2008 decreased $1,594,750, as compared to the corresponding period in 2007.  To the extent a decrease in interest earned by the Partnership represents a decrease in Partnership capital, such decrease would necessarily impact the net asset value of the Partnership. In the disclosure document delivered to prospective investors prior to their admission to the Partnership, the General Partner explains that interest income is paid at a U.S. Treasury bill rate determined by the commodity broker and, therefore, will fluctuate from year to year due to changes in interest rates. The General Partner has determined to include in future filings, as appropriate, disclosure describing the changes in interest income.

12.

We note that you have disclosed net trading gain through investments in the Funds on an aggregate basis. Please tell us the net trading gain realized from each Fund separately and tell us what consideration you have given to including this information in the Results of Operations disclosure.

As explained above in response to Staff comment number two, Graham is the Partnership’s sole trading advisor. The General Partner wishes to make clear that the assets of the Partnership are not “invested” in a “Fund” controlled by the trading advisor. As indicated above in response to Staff comment number one, the General Partner allocates the assets of the Partnership to Graham by contributing substantially all of the assets of the Partnership to the master fund, with respect to which the General Partner has granted Graham limited authority to make trading decisions.

The net trading gain realized from the assets of the master fund is disclosed on page F-23 of the 2008 Form 10-K. This figure includes the gains (losses) realized on assets of entities other than the Partnership. The portion of this figure representing only the assets of the Partnership is disclosed in the Results of Operations section of the 2008 Form 10-K on page 22.

Financial Statements

Statements of Income and Expenses, page F-7

13.

Please tell us how you determined your allocation to your special limited partner was a capital transaction as opposed to an expense. In addition, please tell us why you believe it was necessary to present this allocation as a separate line item after Net income (loss) before allocation to Special Limited Partner. Within your response, please reference the authoritative accounting literature management relied upon.

Mr. Kevin Woody

November 23, 2009

The Statements of Income and Expenses present the profit share allocation to the Special Limited Partner as a separate line item in accordance with CFTC Rule 4.22(e).2 Further, net income was presented in the Statements of Income and Expenses both before and after the profit share allocation to the Special Limited Partner in accordance with the guidance provided in CFTC Interpretative Letter No. 94-3.

CFTC Rule 4.22(e) states that the Statements of Income and Loss “must itemize... management fees, advisory fees, incentive fees ... during the pool’s fiscal year.” CFTC Interpretative Letter No. 94-3 states that special allocations of investment partnership equity must be “1) recognized in the financial statements in the same period as the net income, interest income or other basis of computation; 2) classified in the financial statements as either: a) an expense in the partnership’s statement of income; or, b) a special allocation of net income, which is deducted in [the statement of income] in arriving at [net income available for pro-rata distribution]; 3) separately reported in the statement of partnership equity, in addition to the pro-rata allocations of net income, as to each class of partnership interest; and, 4) deducted in the computation of net performance and related rate-of-return information, i.e., the past performance of the partnership and its [general partner] must be based upon net income available for pro-rata distribution.”

Pursuant to the limited partnership agreement of the Partnership, the Special Limited Partner receives a quarterly profit share allocation to its capital account in the form of additional units of limited partnership interest (i.e., a distribution of Partnership capital). The allocation to the Special Limited Partner is therefore appropriately characterized as a capital transaction rather than an expense, as permitted by CFTC Interpretive Letter No. 94-3.

In addition, the General Partner, in reliance on the guidance provided in CFTC Rule 4.22(e) and CFTC Interpretative Letter No 94-3 has determined to present the profit share allocation of the Special Limited Partner as a separate line item, and has presented net income both before and after the profit share allocation to the Special Limited Partner.

Item 10. Directors, Executive Officers and Corporate Governance

14.

In future filings, please revise to provide Item 401 disclosure for the executive officers and directors of your General Partner. Please tell us how you intend to comply. Additionally, if applicable, please revise Item 12 to disclose the shares owned, or beneficially owned, by these individuals, in accordance with Item 403 of Regulation S-K.

As explained on page 32 of the 2008 Form 10-K, the Partnership has no officers or directors. Items 401 and 403 of Regulation S-K pertain to the directors and executive officers of the registrant (i.e., the Partnership). The information requested with respect to the General Partner’s officers and

_________________________

[2]	Commodity Pool Operator Periodic Account Statements and Annual Financial Reports, 74 Fed. Reg. 57585-57593 (November 9, 2009) (to be codified at 17 C.F.R. pt. 4).

Mr. Kevin Woody

November 23, 2009

directors, therefore, is not required disclosure under those rules. Limited partners receive such information, nonetheless, because the disclosure document delivered to prospective investors prior to their admission to the Partnership includes biographical information relating to the General Partner’s principals, as required by CFTC rules. The General Partner has determined to include in future filings, as appropriate, disclosure that includes (i) the biographical information of the General Partner’s directors and (ii) the beneficial ownership of such individuals, if any. Further, as of December 31, 2008, none of the executive officers and directors of the General Partner owned units in the Partnership.

Item 15. Exhibits, Financial Statement Schedules

15.

We note that you incorporate some of your exhibits by reference by indicating that the documents were “previously filed.” In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K.

The General Partner has determined to include the requested reference information for each document incorporated by reference in future filings as appropriate.

Signatures

16.	Please confirm that Jennifer Magro is also your principal accounting officer or controller.

The General Partner confirms that Jennifer Magro is its principal accounting officer.

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

17.

The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: “(The registrant’s fourth fiscal quarter in the case of an annual report).” In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

The referenced parenthetical was inadvertently omitted from the certifications included as Exhibits 31.1 and 31.2 of the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009. The General Partner confirms that in future filings it will include these certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or James Hannigan of this office at (212) 728-8117.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

Mr. Kevin Woody

November 23, 2009

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

James Hannigan

APPENDIX A

Approximate Average Market Sector Allocation for the Period January 1, 2008 through December 31, 2008

Stock Index
30%
Currencies
19%
Energy
25%
Metals
3%
Interest Rates
23%

APPENDIX B

Brokerage commissions are calculated as a percentage of the Partnership’s adjusted net asset value on the last day of each month and are affected by trading performance, additions and redemptions. Accordingly, they must be compared in relation to the fluctuations in the monthly net asset values. Brokerage commissions and fees for the year ended December 31, 2008 decreased $33,504 as compared to the corresponding period in 2007. The decrease is due to a decrease in net assets in 2008 as compared to 2007. Brokerage commissions and fees for the year ended December 31, 2007 decreased $351,290 as compared to the corresponding period in 2006. The decrease is due to a decrease in net assets in 2007 as compared to 2006.

Management fees are calculated as a percentage of the Partnership’s adjusted net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Management fees for the year ended December 31, 2008 decreased $15,109 as compared to the corresponding period in 2007. The decrease is due to a decrease in net assets in 2008 as compared to 2007. Management fees for the year ended December 31, 2007 decreased $112,275 as compared to the corresponding period in 2007. The decrease is due to a decrease in net assets in 2007 as compared to 2006.

Administrative fees are calculated as a percentage of the Partnership’s adjusted net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Administrative fees for the year ended December 31, 2008 decreased $3,774 as compared to the corresponding period in 2007. The decrease is due to a decrease in net assets in 2008 as compared to the corresponding period in 2007. Administrative fees for the year ended December 31, 2007 decreased $28,071 as compared to the corresponding period in 2006. The decrease is due to a decrease in net assets in 2007 as compared to 2006.

The Partnership pays professional fees, which generally include legal and accounting expenses. Professional fees for the years ended December 31, 2008, 2007 and 2006 were $125,698, $127,050 and $178,377, respectively.

The Partnership pays other expenses, which generally include filing, reporting and data processing fees. Other expenses for the years ended December 31, 2008, 2007 and 2006 were $31,028, $59,293 and $15,024, respectively.